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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-16501
CUSIP NUMBER 37941P306

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 2, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GLOBAL POWER EQUIPMENT GROUP INC.
Full Name of Registrant

N/A
Former Name if Applicable

400 E. LAS COLINAS BLVD., SUITE 400
Address of Principal Executive Office (Street and Number)

IRVING, TEXAS 75039
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Global Power Equipment Group Inc. (the “Company”) was engaged in an internal review of its historical financial statements, which resulted in a delay in the filing of the Company’s 2015 financial results.  On March 15, 2017, the Company filed with the U.S. Securities and Exchange Commission an Annual Report on Form 10-K that included restated historical financial information and the Company’s 2015 annual and quarterly financial information (the “2015 10-K”). However, the time required to conduct the internal review and to prepare, audit, and file the comprehensive 2015 10-K resulted in a delay in the filing of the Company’s Annual Report on Form 10-K for its 2016 fiscal year (the “2016 10-K”), which will include the Company’s annual and quarterly results for its 2016 fiscal year, and a subsequent delay in the filing of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarters ended April 2, 2017 (the “First Quarter 10-Q”) and July 2, 2017 (the “Second Quarter 10-Q” and, together with the First Quarter 10-Q, the “2017 Reports”). The Company is working to complete the 2016 10-K and the 2017 Reports and will file each of them as soon as practicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Tracy D. Pagliara	(214)	574-2700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

Quarterly Reports on Form 10-Q for the quarters ended April 3, 2016, July 3, 2016, October 2, 2016, and April 2, 2017;  and Annual Report on Form 10-K for the year ended December 31, 2016.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations for the second quarter of 2017 cannot be estimated with reasonable certainty at this time.

GLOBAL POWER EQUIPMENT GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2017	By	/s/ Charles E. Wheelock
Charles E. Wheelock
Vice President, Administration, General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).